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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)




                           PROTOSOURCE CORPORATION.
                           ------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                        ------------------------------
                        (Title of Class of Securities)

                                  743958-40-7
                                (CUSIP Number)

                              Richard L. Schmidt
                               509 Center Street
                             Middleburg, PA 17842
                                (717) 444-3395
                    --------------------------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               September 3, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule
          13G to report the acquisition which is the subject of this
           Schedule 13D, and is filing this schedule because of Rule
               13D-1(b)(3) or (4), check the following box [ ].



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                                                                   Page 2 of 5

                                 SCHEDULE 13D

CUSIP No 151154309
------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard L. Schmidt, SS# ###-##-####

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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]

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3)       SEC USE ONLY


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4)       SOURCE OF FUNDS

                   PF
------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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                         7)  SOLE VOTING POWER
                             110,000
                         -----------------------------------------------------
NUMBER                   8)   SHARED VOTING POWER
OF SHARES
BENEFICIALLY             -----------------------------------------------------
OWNED BY                 9)   SOLE DISPOSITIVE POWER
EACH                         110,000
REPORTING                -----------------------------------------------------
PERSON WITH              10)  SHARED DISPOSITIVE POWER


                         -----------------------------------------------------
------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
       110,000

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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                             [  ]

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13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.1%

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                                                                   Page 3 of 5

14)    TYPE OF REPORTING PERSON IN


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                                                                   Page 4 of 5

Item  1.   Security and Issuer.

         This Statement relates to shares of common stock, no par value (the "Common Stock"), of Protosource Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 23000 Tulare Street, Fresno, CA 93721

Item 2.   Identity and Background.

         (a) This Statement is filed on behalf of Richard L. Schmidt (the "Reporting Person").

         (b) The residence address of the Reporting Person is 509 Center Street, Middlebury, PA 17842

         (c) The principal occupation of the Reporting Person is manufacturer of prefabricated houses.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired 110,000 shares of Common Stock directly from the Company for cash in a private transaction. The transaction was consummated on September 3, 1998.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the shares of Common Stock for investment purposes and with a view to their resale.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 110,000 shares of Common Stock, representing approximately 6.1% of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 110,000 shares of Common Stock.



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                                                                   Page 5 of 5

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 30, 1998                           /s/ Richard L. Schmidt
                                                     -----------------------
                                                     Richard L. Schmidt